Filed Pursuant To Rule 424(b)(3)
Registration No. 333-83861

Prospectus Supplement to Prospectus dated August 9, 1999

         Boston Properties, Inc.
16,796,118 Shares of Common Stock

        Unless the context otherwise requires, all references to "we," "us" or "our company" in this prospectus supplement refer collectively to Boston Properties, Inc., a Delaware real estate investment trust, and its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

        This prospectus supplement updates the prospectus dated August 9, 1999, as amended by the prospectus supplements dated December 28, 1999 and May 1, 2003, relating to the offer for sale of up to an aggregate of 16,796,118 shares of common stock of Boston Properties, Inc. by the selling stockholders identified in the prospectus, and the prospectus supplements, and any of their pledgees, donees, transferees or other successors in interest. The selling stockholders may only offer the common stock for sale if they exercise their rights to tender their common units for cash, and we exercise our right to issue common stock to them instead of cash.

        We are providing this prospectus supplement to update the table under the caption "The Selling Stockholders," in the prospectus dated August 9, 1999, as amended by the prospectus supplements dated December 28, 1999 and May 1, 2003. The following updated information is based upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of May 5, 2004. Unless we indicate otherwise, the information in this prospectus supplement is as of May 5, 2004.

Name	Common Stock Beneficially Owned as of May 5, 2004(1)		Units Beneficially Owned as of May 5, 2004(2)		Common Stock Offered Hereby(3)	Common Stock and Units to be Owned After Offering(4)
Mortimer B. Zuckerman(5)	3,611,770	(6)	6,291,750	(7)	7,552,502	2,351,018
The MBZ 1996 Trust	0		1,405,392	(8)	1,405,392	0
MZ Burnside Holdings, LP	0		23,624	(9)	23,624	0
MZ Longstreet Holdings, LP	0		13,097	(9)	13,097	0
MZ Meade Holdings, LP	0		9,753	(9)	9,753	0
Edward H. Linde(10)	5,143,013	(11)	7,174,931	(12)	8,115,506	4,202,438
Linde Family Foundation(13)	83,000	(14)	0		83,000	0
Linde Family LLC	0		5,693,083	(15)	5,676,469	16,614
EL Burnside Holdings, LP	0		23,624	(16)	23,624	0
EL Longstreet Holdings, LP	0		13,097	(16)	13,097	0
EL Meade Holdings, LP	0		9,753	(16)	9,753	0

(1)
Does not include common stock that may be issued upon exchange of common units beneficially held as of May 5, 2004.

(2)
All units listed in this column may be exchanged, under circumstances set forth in the partnership agreement of Boston Properties Limited Partnership, for an equal number of shares of common stock. All information is as of May 5, 2004.

(3)
These shares of common stock represent the common stock that the selling stockholders may acquire upon presentation of common units for redemption. Such redemption may occur at any time after June 23, 1999.

(4)
Assumes that all shares of common stock offered by this prospectus will be sold by the selling stockholders. In the case of each selling stockholder, other than Mr. Zuckerman and Mr. E. Linde, the percentage of our common stock that will be held by such selling stockholder (assuming all remaining units held by such person are presented for redemption and are exchanged for common stock) after completion of this offering will be less than one percent (1%). In the case of Mr. Zuckerman and Mr. E. Linde, the percentage of common stock that will be held (assuming all remaining units held by Mr. Zuckerman and Mr. E. Linde, respectively, are presented for redemption and are exchanged for common stock) after completion of this offering will be 2.19% and 3.86%, respectively. The total number of shares of common stock outstanding used in calculating such percentage (i) is based on the total number of shares of common stock outstanding as of May 5, 2004 (106,479,296 shares) (ii) assumes that all common units and long term incentive units, or LTIP units, (assuming conversion in full into common units) held by such person are presented to Boston Properties for redemptions and acquired by Boston Properties for shares of common stock, (iii) assumes that all of the person's exercisable options or options that become exercisable within 60 days after May 5, 2004 to acquire shares of common stock are exercised and (iv) assumes that none of the remaining units held by other persons are exchanged for common stock and none of the remaining stock options held by other persons are exercised.

(5)
Mr. Zuckerman co-founded our predecessor company in 1970, and has served as the Chairman of our board of directors since June 23, 1997.

(6)
Includes 2,611,770 shares of common stock held directly and 1,000,000 shares of common stock issuable upon exercise of stock options exercisable on or within 60 days after May 5, 2004. Excludes 1,806,842 shares of common stock held by the MBZ Charitable Remainder Unitrust, of which Mr. Zuckerman is the grantor.

(7)
Includes 6,215,294 common units held directly and 23,624 common units held by MZ Burnside Holdings, LP, 13,097 common units held by MZ Longstreet Holdings, LP and 9,753 common units held by MZ Meade Holdings, LP. Mr. Zuckerman is the sole manager of each of the sole general partners of MZ Burnside Holdings, LP, MZ Longstreet Holdings, LP and MZ Meade Holdings, LP. Also includes 29,982 LTIP units granted on January 30, 2004, which vest over five years with no LTIP units vesting in the first two years following the grant, 25% vesting on February 1, 2007, 35% vesting on February 1, 2008 and 40% vesting on February 1, 2009. Excludes 1,405,392 common units held by The MBZ 1996 Trust, of which Mr. Zuckerman is the grantor.

(8)
Voting and investment decisions with respect to these common units are made by Mr. E. Linde, the sole trustee of The MBZ 1996 Trust.

(9)
Voting and investment decisions with respect to these common units are made by Mr. Zuckerman, the sole manager of the sole general partner of this entity.

(10)
Mr. E. Linde co-founded our predecessor company in 1970. He has served as our President and Chief Executive Officer, and has been a member of our board of directors, since June 23, 1997.

(11)
Includes 987,171 shares of common stock held directly, 29,000 shares of common stock held through a trust and 2,320,000 shares of common stock issuable upon exercise of stock options exercisable on or within 60 days after May 5, 2004. Also includes 1,806,842 shares of common stock held by The MBZ Charitable Remainder Unitrust, of which Mr. E. Linde serves as sole trustee. Excludes 83,000 shares of common stock held by Linde Family Foundation, of which Mr. E. Linde is one of six trustees.

(12)
Includes 5,693,083 common units held by Linde Family LLC, of which Mr. E. Linde serves as sole manager, and 23,624 common units held by EL Burnside Holdings, LP, 13,097 common units held by EL Longstreet Holdings, LP and 9,753 common units held by EL Meade Holdings, LP. Mr. E. Linde is the sole manager of each of the sole general partners of EL Burnside Holdings, LP, EL Longstreet Holdings, LP and EL Meade Holdings, LP. Also includes 29,982 LTIP units granted on January 30, 2004, which vest over five years with no LTIP units vesting in the first two years following the grant, 25% vesting on February 1, 2007, 35% vesting on February 1, 2008 and

  40% vesting on February 1, 2009. Also includes 1,405,392 common units held by The MBZ 1996 Trust, of which Mr. E. Linde serves as sole trustee.

(13)
Linde Family Foundation was formerly known as Linde Family Charitable Trust.

(14)
Voting and investment decisions with respect to these shares are made by a vote of the trustees of this trust who are: Mr. E. Linde, Mr. E. Linde's wife, Mr. E. Linde's son (Douglas T. Linde, who is our Senior Vice President, Chief Financial Officer and Treasurer) and daughter-in-law and Mr. E. Linde's daughter and son-in-law.

(15)
Voting and investment decisions with respect to these shares are made by Mr. E. Linde, the sole manager of Linde Family LLC.

(16)
Voting and investment decisions with respect to these common units are made by Mr. E. Linde, the sole manager of the sole general partner of this entity.

        This prospectus supplement is not complete without the prospectus dated August 9, 1999 and the prospectus supplements dated December 28, 1999 and May 1, 2003, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus and these prior prospectus supplements.

The date of this prospectus supplement is May 7, 2004.